SEC File Number
001-11476
CUSIP Number
92534K107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Vertex Energy, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1331 Gemini Street, Suite 250
Address of Principal Executive Office (Street and Number)

Houston, Texas 77058
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the three months ended September 30, 2024 (the “Quarterly Report”) of Vertex Energy, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort and expense. As previously reported in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 26, 2024 (the “September 26th Form 8-K”), on September 24, 2024, the Company and certain of its subsidiaries (collectively with the Company, the “Company Parties”) entered into a Restructuring Support Agreement (including all of the exhibits and attachments thereto, the “Restructuring Support Agreement”, and the transactions contemplated thereby, collectively, the “Restructuring Transactions”), with parties that hold 100% of the claims under that certain Loan and Security Agreement, dated as of April 1, 2022 (as amended from time to time, the “Term Loan”), by and among Vertex Refining Alabama LLC, as borrower (“Vertex Refining”), the Company, as parent and guarantor, certain subsidiaries of the Company, as guarantors, Cantor Fitzgerald Securities, as agent (the “Agent”), and the lenders party thereto (the “Term Loan Lenders” or the “Consenting Stakeholders”).

The Restructuring Support Agreement contemplates agreed-upon terms for a financial restructuring of the Company Parties’ capital structure (the “Restructuring”) to be implemented pursuant to a chapter 11 plan (the “Plan”) filed by the Company Parties in cases (the “Chapter 11 Cases”) under chapter 11 of title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders have agreed, subject to certain terms and conditions, to support the Plan.

On October 8, 2024, the NASDAQ Stock Market, LLC (“Nasdaq”) suspended trading of Vertex Energy, Inc. common stock, par value $0.001 per share (“common stock”). The Company’s common stock currently trades on the OTC Pink Marketplace maintained by the OTC Markets Group, Inc. under the symbol “VTNRQ.”

Due to the demands associated with the bankruptcy filing and related activities, the Company has been unable to complete the preparation of the Form 10-Q for the quarter ended September 30, 2024. The considerable time and resources needed to address the Chapter 11 Cases have caused a delay in the Company’s ability to complete and file the Quarterly Report by the required deadline without unreasonable effort and expense. The Company does not expect to be able to file the Quarterly Report within five calendar days of the prescribed due date and cannot at this time estimate when, or if, it will be able to file the Quarterly Report.

The Company’s ability to continue as a going concern is contingent upon its ability to successfully implement the Plan, among other factors, and the realization of assets and the satisfaction of liabilities are subject to uncertainty. As a result of the Company’s financial condition and defaults under certain debt agreements, substantial doubt exists that the Company will be able to continue as a going concern.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Chris Carlson	(866)	660-8156
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III – Narrative to this Form 12b-25, the Company was unable to file its Form 10-Q within the prescribed time period without unreasonable effort and expense. The Company’s results of operations for the three month period ended September 30, 2024 are anticipated to differ significantly from its results of operations for the three month period ended September 30, 2023, due to significant adverse developments that occurred with respect to the Company’s business and liquidity, including the Chapter 11 Cases and events preceding the commencement of the Chapter 11 Cases. The Company expects to report a net loss for the three month period ended September 30, 2024, resulting, in part, from significant reorganization expenses. For the reasons described above, at this time the Company is unable to anticipate the impact of the result of these determinations on its statement of operations for the three month period ended September 30, 2024. The Company is filing monthly operating reports with the Bankruptcy Court related to periods subsequent to September 24, 2024. Additional information about the Chapter 11 Cases, including access to Bankruptcy Court documents, is available online at https://www.veritaglobal.net/vertex, a website administered by Verita Global, a third-party bankruptcy claims and noticing agent.

FORWARD LOOKING STATEMENTS

Statements in this Form 12b-25 that are not historical, are forward-looking statements. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on management’s current expectations, beliefs, assumptions and estimates and may include, for example, statements regarding Chapter 11 Cases, the Company’s results as of September 30, 2024 and the Company’s ability to consummate and complete a plan of reorganization and continue operating in the ordinary course while the Chapter 11 Cases are pending; the Company’s ability to file the September 30, 2024, Quarterly Report on Form 10-Q, timely, if ever; the Company’s ability to complete the previously disclosed restructuring and its ability to continue operating in the ordinary course while certain chapter 11 of title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) cases are pending, the Company’s ability to successfully complete a restructuring under Chapter 11, including: consummation of the restructuring; potential adverse effects of the Chapter 11 cases on the Company’s liquidity and results of operations; the Company’s ability to obtain timely approval by the bankruptcy court with respect to the motions filed in the Chapter 11 cases; objections to the Company’s recapitalization process or other pleadings filed that could protract the Chapter 11 cases; employee attrition and the Company’s ability to retain senior management and other key personnel due to distractions and uncertainties; the Company’s ability to comply with financing arrangements; the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 cases; the effects of the Chapter 11 cases on the Company and on the interests of various constituents, including holders of the Company’s common stock, including pursuant to the current restructuring agreement, which contemplates the cancellation of all existing equity interests of the Company, including all shares of common stock, and the loss of the value of Company securities in the event of the cancellation thereof in connection with the Chapter 11 cases; the bankruptcy court’s rulings in the Chapter 11 cases, including the approvals of the terms and conditions of the restructuring and the outcome of the Chapter 11 cases generally; the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 cases; risks associated with third party motions in the Chapter 11 cases, which may interfere with the Company’s ability to consummate the restructuring or an alternative restructuring; increased administrative and legal costs related to the Chapter 11 process; and other litigation and inherent risks involved in a bankruptcy process; the future production of the Company’s Mobile Alabama, refinery (the “Mobile Refinery”); anticipated and unforeseen events which could reduce future production at the refinery or delay future capital projects, and changes in commodity and credit values; throughput volumes, production rates, yields, operating expenses and capital expenditures at the Mobile Refinery; the need for additional capital in the future, including, but not limited to, in order to complete capital projects and satisfy liabilities, including to pay amounts owed under the Company’s outstanding term loan, the Company’s ability to raise such capital in the future, and the terms of such funding, including dilution caused thereby; the future production of the Mobile Refinery, including but not limited to, renewable diesel and conventional production and the breakdown between the two; changes in commodity and credits values; certain early termination rights associated with third party agreements and conditions precedent to such agreements; the ability of the Company to retain and hire key personnel; the level of competition in the Company’s industry and its ability to compete; the Company’s ability to respond to changes in its industry; the loss of key personnel or failure to attract, integrate and retain additional personnel; the Company’s ability to obtain and retain customers; the Company’s ability to produce products at competitive rates; the Company’s ability to execute its business strategy in a very competitive environment; trends in, and the market for, the price of oil and gas and alternative energy sources; the impact of inflation and interest rates on margins and costs; the volatile nature of the prices for oil and gas caused by supply and demand, including volatility caused by the ongoing Ukraine/Russia conflict and/or the Israel/Hamas conflict, changes in interest rates and inflation, and potential recessions; the Company’s ability to maintain relationships with partners; the outcome of pending and potential future litigation, judgments and settlements; rules and regulations making the Company’s operations more costly or restrictive; volatility in the market price of compliance credits (primarily Renewable Identification Numbers (RINs) needed to comply with the Renewable Fuel Standard (“RFS”)) under renewable and low-carbon fuel programs and emission credits needed under other environmental emissions programs, the requirement for the Company to purchase RINs in the secondary market to the extent it does not generate sufficient RINs internally, liabilities associated therewith and the timing, funding and costs of such required purchases, if any; changes in environmental and other laws and regulations and risks associated with such laws and regulations; economic downturns both in the United States and globally, changes in inflation and interest rates, increased costs of borrowing associated therewith and potential declines in the availability of such funding; risk of increased regulation of the Company’s operations and products; disruptions in the infrastructure that the Company and its partners rely on; interruptions at the Company’s facilities; unexpected and expected changes in the Company’s anticipated capital expenditures resulting from unforeseen and expected required maintenance, repairs, or upgrades; the Company’s ability to acquire and construct new facilities; decreases in global demand for, and the price of, oil, due to inflation, recessions or other reasons, including declines in economic activity or global conflicts; expected and unexpected downtime at the Company’s facilities; the Company’s level of indebtedness, which could affect its ability to fulfill its obligations, impede the implementation of its strategy, and expose the Company’s interest rate risk; dependence on third party transportation services and pipelines; risks related to obtaining required crude oil supplies, and the costs of such supplies; counterparty credit and performance risk; unanticipated problems at, or downtime effecting, the Company’s facilities and those operated by third parties; risks relating to the Company’s hedging activities or lack of hedging activities; and risks relating to future divestitures, asset sales, joint ventures and acquisitions.

For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the Company’s current and future reports filed with the SEC. These and other risks, assumptions and uncertainties are more fully described in Item 1A (Risk Factors) of the Company’s most recent Annual Report on Form 10-K and in the risk factors included in the Company’s most recent Quarterly Report on Form 10-Q, and in other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this report, whether as a result of new information, future events, changes in assumptions or otherwise.

Vertex Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2024	By:	/s/ Chris Carlson
		Name:	Chris Carlson
		Title:	Chief Financial Officer